U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

May 3, 2023

Re: Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LivaNova PLC has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended March 31, 2023, which was filed with the Securities and Exchange Commission on May 3, 2023. The disclosure can be found within Part II, Item 5. Other Information in the Quarterly Report on Form 10-Q.

Respectfully submitted,

LivaNova PLC

By:	/s/ WILLIAM A. KOZY
William A. Kozy
Interim Chief Executive Officer and Chair of the Board

By:	/s/ ALEX SHVARTSBURG
Alex Shvartsburg
Chief Financial Officer